As filed with the Securities and Exchange Commission on July 2, 2009
                                                      Registration No. 333-09384
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------

                   POST EFFECTIVE AMENDMENT NO. 1 TO FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
      FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSIT RECEIPTS

                           --------------------------

                              ORIX KABUSHIKI KAISHA
             (Exact Name of Registrant as Specified in Its Charter)

                                ORIX CORPORATION
                 (Translation of registrant's name into English)

                           --------------------------

                                      Japan
            (Jurisdiction of incorporation or organization of issuer)

                                 Citibank, N.A.
             (Exact name of depositary as specified in its charter)

                                 399 Park Avenue
                            New York, New York 10043
                                 (212) 816-6690
                   (Address, including zip code, and telephone
                  number, including area code, of depositary's
                          principal executive offices)

                           --------------------------

                              ORIX USA Corporation
                             Elizabeth Palmer Daane
                            1717 Main St., Suite 900
                               Dallas, Texas 75201
                                 (214) 237-2000
            (Name, address and telephone number of agent for service)

                           --------------------------

                  Please send copies of all communications to:

       Theodore A. Paradise                      Herman H. Raspe, Esq.
    Davis Polk & Wardwell LLP              Patterson Belknap Webb & Tyler LLP
      Izumi Garden Tower 33F                  1133 Avenue of the Americas
    1-6-1 Roppongi, Minato-Ku                   New York, New York 10036
      Tokyo, 106-6033 Japan
         +81-3-5561-4421

         It is proposed that this filing become effective under Rule 466
                            (check appropriate box):
                           |X| immediately upon filing
                             |_| on (date) at (time)

                           --------------------------

If a separate registration statement has been filed to register the deposited shares check the following box: |X|
--------------------------------------------------------------------------------

This Post Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1.           DESCRIPTION OF SECURITIES TO BE REGISTERED.

                                                                    Location in Form of American
                                                                    Depositary Receipt ("Receipt")
Item Number and Caption                                             Filed Herewith as Prospectus
-----------------------                                             ----------------------------
1.   Name of Depositary and address of its principal executive      Face of Receipt -  Introductory Article.
     office

2.   Title of Receipts and identity of deposited securities         Face of Receipt  - Top Center.

Terms of Deposit:

       (i)    The amount of deposited securities represented by     Face of Receipt  - Introductory Article
              one American Depositary Share ("ADSs")

       (ii)   The procedure for voting, if any, the deposited       Reverse of Receipt  - Paragraphs (c) and (d).
              securities

       (iii)  The collection and distribution of dividends          Reverse of Receipt - Paragraph (a).

       (iv)   The transmission of notices, reports and proxy        Face of Receipt  - Paragraph (m);
              soliciting material                                   Reverse of Receipt - Paragraph (c).

       (v)    The sale or exercise of rights                        Reverse of Receipt - Paragraphs (a)
                                                                    and (c).

       (vi)   The deposit or sale of securities resulting from      Face of Receipt - Paragraphs (c) and (f);
              dividends, splits or plans of reorganization          Reverse of Receipt - Paragraphs (a) and (e).

       (vii)  Amendment, extension or termination of the deposit    Reverse of Receipt - Paragraphs (i) and (j) (no
              agreement                                             provision for extensions).

       (viii) Rights of holders of Receipts to inspect the          Face of Receipt - Paragraph (m).
              transfer books of the Depositary and the list of
              holders of ADSs

       (ix)   Restrictions upon the right to deposit or withdraw    Face of Receipt - Paragraphs (b), (c), (d), (f),
              the underlying securities                             (g), (i) and (j).

                                                                    Location in Form of American
                                                                    Depositary Receipt ("Receipt")
Item Number and Caption                                             Filed Herewith as Prospectus
-----------------------                                             ----------------------------
       (x)    Limitation upon the liability of the Depositary       Face of Receipt - Paragraph (g);
                                                                    Reverse of Receipt - Paragraphs (f) and (g).

       (xi)   Fees and charges which may be imposed directly  or    Face of Receipt - Paragraph (j).
              indirectly on holders of ADSs

Item 2.           AVAILABLE INFORMATION                             Face of Receipt - Paragraph (m).

      The issuer is subject to the periodic reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the U.S. Securities and Exchange Commission (the "Commission"). These reports can be retrieved from the Commission's internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549

                                   PROSPECTUS

The Prospectus consists of the form of American Depositary Receipt included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Post Effective Amendment No. 1 to Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.     EXHIBITS

(a)(i) Deposit Agreement, dated September 16, 1998 by and among ORIX Corporation, Citibank, N.A., as Depositary, and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts - Filed herewith as Exhibit (a)(i).

(a)(ii) Letter Agreement, dated as of October 29, 2007 between ORIX Corporation and Citibank, N.A. - Filed herewith as Exhibit (a)(ii).

(b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby - None.

(c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - None.

(d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. - previously filed.

(e)         Certificate under Rule 466 - attached hereto as Exhibit (e).

(f) Powers of Attorney for certain officers and directors and the authorized representative of the Company - Set forth on the signature pages hereto.

Item 4.     UNDERTAKINGS

(a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, as amended, by and among ORIX Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 2nd day of July, 2009.

                                    Legal entity created by the Deposit
                                    Agreement as amended, under which the
                                    American Depositary Receipts evidencing
                                    American Depositary Shares registered
                                    hereunder are to be issued, each American
                                    Depositary Share representing 0.5 Common
                                    Shares, no par value per share, of ORIX
                                    Corporation.

                                    CITIBANK, N.A., solely in its capacity as Depositary


                                    By: /s/ Keith G. Galfo
                                        ----------------------------------------
                                        Name:  Keith G. Galfo
                                        Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, ORIX Corporation certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Tokyo, Japan, on July 2, 2009

                              ORIX Corporation


                              /s/ Yukio Yanase
                              --------------------------------------------------
                              Name:  Yukio Yanase
                              Title: Director, Representative Executive Officer,
                                     President and Chief Operating Officer

                               POWERS OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Haruyuki Urata, Director, Deputy President and Chief Financial Officer, Yuichi Nishigori, Executive Officer, Kiyoshi Fushitani, Senior Managing Director, Kenichi Ueshima, Senior Managing Director to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Post Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on the 2nd day of July, 2009

           Signature                                   Title
------------------------------    ----------------------------------------------


                                  Director, Representative Executive Officer,
                                     Chairman and Chief Executive Officer
/s/ Yoshihiko Miyauchi               (Principal executive officer)
------------------------------
      Yoshihiko Miyauchi


                                  Director, Representative Executive Officer,
                                     President and Chief Operating Officer
/s/ Yukio Yanase                     (Principal executive officer)
------------------------------
         Yukio Yanase


/s/ Hiroaki Nishina               Director, Deputy President
------------------------------
       Hiroaki Nishina


                                  Director, Deputy President and Chief Financial
                                     Officer (Principal financial officer and
/s/ Haruyuki Urata                   principal accounting officer)
------------------------------
        Haruyuki Urata

/s/ Kazuo Kojima                  Director, Corporate Executive Vice President
------------------------------
         Kazuo Kojima


/s/ Yoshiyuki Yamaya              Director, Corporate Executive Vice President
------------------------------
       Yoshiyuki Yamaya

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES


By: /s/ Hideto Nishitani
    ---------------------------
    Name:  Hideto Nishitani
    Title: Deputy President,
           ORIX USA Corporation

as the duly authorized representative of ORIX Corporation in the
United States

                                  EXHIBIT INDEX

(a)(1) Deposit Agreement, dated September 16, 1998, by and among ORIX Corporation, Citibank, N.A., as Depositary and the Holders and Beneficial Owners of American Depositary Shares Evidenced by American Depositary Receipts.

(a)(2) Letter Agreement dated as of October 29, 2007 between ORIX Corporation and Citibank, N.A. as Depositary.

(e)         Rule 466 Certification.